Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

September 12, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0506

Re: Rule 17g-1(g) Fidelity Bond Filing for:

•                  Helios Advantage Income Fund, Inc. (File No. 811-21631)

•                  Helios High Income Fund, Inc. (File No. 811-21332)

•                  Brookfield High Income Fund, Inc. (FKA: Helios High Yield Fund, Inc.) (File No. 811-08795)

•                  Helios Multi-Sector High Income Fund, Inc. (File No. 811-21833)

•                  Helios Strategic Income Fund, Inc. (File No. 811-21487)

•                  Brookfield Total Return Fund, Inc. (File No. 811-05820)

•                  Brookfield Global Listed Infrastructure Income Fund Inc. (File No. 811-22570)

•                  Brookfield Mortgage Opportunity Income Fund Inc. (File No. 811-22773)

•                  Brookfield Investment Funds (File No. 811-22558)

Ladies and gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, for the Brookfield Investment Funds complex referenced above.  Please note that the existing 2013-2014 fidelity bond coverage for the above named funds has been extended until 10/01/2014.  Please note for the Commission’s records, the following

i.                  A copy of the Policy Declaration from Great American Insurance Company showing the extension of the current policy to 10/01/2014.

ii.               A copy of the resolutions of the Trustees of the Board, a majority of whom are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund;

The premiums for the Bond have been appropriately paid from September 1, 2014 through October 01, 2014.

If there are any questions, please contact the undersigned at 212.549.8400.

Very truly yours,

s/Angela Ghantous

Treasurer of the: Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Brookfield High Income Fund, Inc. (FKA Helios High Yield Fund, Inc.), Helios Multi-Sector High Income Fund, Inc., Helios Strategic Income Fund, Inc., Brookfield Total Return Fund, Inc., Brookfield Global Listed Infrastructure Income Fund Inc., Brookfield Mortgage Opportunity Income Fund Inc. and the Brookfield Investment Funds

INSURED COPY
234-62-59 – 09
REVISED

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS	Bond No. 234-62-59 - 09

Item 1.	Name of Insured (herein called Insured):	Helios Advantage Income Fund, Inc.
c/o Brookfield Investment Management Inc.
	Principal Address:	200 Vesey Street, 24th Floor
New York, NY 10281

Item 2.         Bond Period from 12:01 a.m. 09/01/2013 to 12:01 a.m. 10/01/2014 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Limit of Liability		Deductible
Amount applicable to

Insuring Agreement (A)-FIDELITY		$7,000,000		$25,000
Insuring Agreement (B)-ON PREMISES		$7,000,000		$25,000
Insuring Agreement (C)-IN TRANSIT		$7,000,000		$25,000
Insuring Agreement (D)-FORGERY OR ALTERATION		$7,000,000		$25,000
Insuring Agreement (E)-SECURITIES		$7,000,000		$25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY		$7,000,000		$25,000
Insuring Agreement (G)-STOP PAYMENT		$100,000		$5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT		$100,000		$5,000
Insuring Agreement (I)-AUDIT EXPENSE		$100,000		$5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS		$7,000,000		$25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES		$100,000		$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$	Not Covered	$	N/A
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	$	Not Covered	$	N/A
Voice Initiated Transfer Fraud		$7,000,000		$25,000
Computer Systems Fraud		$7,000,000		$25,000
Fraudulent Transfer Instructions		$7,000,000		$25,000
Destruction of Data or Programs by Virus		$7,000,000		$25,000
Destruction of Data or Programs by Hacker		$7,000,000		$25,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A.  All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:  N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10

Item 6.         The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s)  234-62-59 - 08 such termination or cancellation to be effective as of the time this bond becomes effective.

By:
Authorized Representative

HELIOS ADVANTAGE INCOME FUND, INC. (“HAV”)

HELIOS HIGH INCOME FUND, INC. (“HIH”)

BROOKFIELD HIGH INCOME FUND INC. (“HHY”)

HELIOS MULTI-SECTOR HIGH INCOME FUND, INC. (“HMH”)

HELIOS STRATEGIC INCOME FUND, INC. (“HSA”)

BROOKFIELD TOTAL RETURN FUND INC. (“HTR”)

BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND INC. (“INF”)

BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC. (“BOI”)

and

BROOKFIELD INVESTMENT FUNDS (“OEF”)

and its separate series:

Brookfield Global Listed Real Estate Fund

Brookfield Global Listed Infrastructure Fund

Brookfield Global High Yield Fund

Brookfield High Yield Fund

(collectively, the “Funds”)

Combined Regular Meeting of the Boards of Directors/Trustees

[EXCERPT]

Minutes of
the Combined Regular Meeting of the Boards of Directors/Trustees held on:

August 27, 2014

Following discussion, and on a motion duly made and seconded, the following resolution to extend the current Joint Fidelity Bond and Fidelity Bond Agreement was unanimously approved by the full Board, and separately by the Independent Directors:

Review and Approval of Extension of the Joint Fidelity Bond and Participation in Joint Fidelity Bond Agreement

WHEREAS, the joint fidelity bond coverage among Brookfield Total Return Fund, Inc., Helios Advantage Income Fund, Inc., Helios Strategic Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc., Helios High Income Fund, Inc., Brookfield High Income Fund Inc., Brookfield Global Listed Infrastructure Income Fund Inc., Brookfield Investment Funds and Brookfield Mortgage Opportunity Income Fund Inc. (the “Funds”) is expiring on August 31, 2014; and

WHEREAS, it is proposed that in connection with the fidelity bond coverage requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended, the Funds enter into a 1 month extension of the Joint Fidelity Bond Agreement (the “Joint Fidelity Bond Agreement”) providing for the allocation of premiums and minimum levels of recoveries among the Funds; and

WHEREAS, it is proposed that the Joint Fidelity Bond be approved for one month from September 1, 2014 through October 1, 2014, and that the Funds satisfy their fidelity bond coverage requirements under the Investment Company Act of 1940, as amended, through participation in the Joint Fidelity Bond.

NOW, THEREFORE, BE IT RESOLVED, that the Boards of Directors/Trustees have determined that the participation by the Funds and other funds, series or accounts managed by BIM in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of each Fund; and

FURTHER RESOLVED, that the agreement between the Funds and other funds, series or accounts managed by BIM to enter into the joint fidelity bond (the “Joint Insured Agreement”), be, and it hereby is, adopted and approved substantially in the form attached hereto as Exhibit A, together with such changes and modifications as the officers of the Funds deem advisable; and

FURTHER RESOLVED, that the Boards of Directors/Trustees, including a majority of the “non-interested” Directors/Trustees, or BIM, shall review such Joint Insured Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of each Fund, and whether or not the premiums to be paid by each Fund is fair and reasonable; and

FURTHER RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, any officer of each Fund is hereby authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and

FURTHER RESOLVED, that the Boards of Directors/Trustees hereby approve the extension of the Fidelity Bond Coverage, which coverage is maintained jointly on behalf of the Funds and which will provide coverage in the amount as the officers of the Funds may deem appropriate; and

FURTHER RESOLVED, that the portion of the premium for the aforementioned joint insured bond paid by the Funds is hereby approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the participation of the Funds as a party in the Joint Insured Agreement be, and it hereby is, approved; and

FURTHER RESOLVED, that any officer of each Fund is hereby authorized and directed to prepare, execute and file such fidelity bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond Coverage to the provisions of the 1940 Act.